Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-167479 on Form S-3 of our reports dated February 28, 2011, relating to the consolidated financial statements of KKR Financial Holdings LLC and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of the new accounting guidance which amended the accounting for the transfers of financial assets and the consolidation of variable interest entities), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of KKR Financial Holdings LLC for the year ended December 31, 2010, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
November 7, 2011